CUSIP No. 05990K106	Page 1 of 24 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 7

Under the Securities Exchange Act of 1934

BANC OF CALIFORNIA, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

05990K106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ  07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

September 9, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 05990K106	Page 2 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,803,243
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,803,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,803,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	Page 3 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,124,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,124,909
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,124,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	Page 4 of 24 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 466,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 466,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	Page 5 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	Page 6 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 528,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 528,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	Page 7 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Plus Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	Page 8 of 24 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 528,676
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 528,676
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	Page 9 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Plus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	Page 10 of 24 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,366,919
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,366,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,366,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 05990K106	Page 11 of 24 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER 2,331,919
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER 2,331,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,332,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 12 of 24 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 2,331,919
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 2,331,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,919
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	Page 13 of 24 Pages

Explanatory Note

This amendment reflects, among other things, that the PL Capital Group (as defined below) no longer holds more than 5% of the Common Stock (as defined below) of Banc of California.  So, the PL Capital Group is no longer required to file a Schedule 13D to report its holdings of Common Stock, and upon the filing of this amendment, the PL Capital Group, and each person that comprises the PL Capital Group, will cease to mandatorily report their holdings of Common Stock on Schedule 13D as long as their holdings do not exceed 5%.

Item 1.                                        Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Banc of California, Inc. (the “Company”).  The address of the principal executive offices of the Company is 18500 Von Karman Avenue, Suite 1100, Irvine, CA 92612.

Item 2.                                        Identity and Background

(a)-(c)            This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to herein as the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached to this amended Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);

•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

•	PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);

•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

•	PL Capital Plus Fund, L.P., a Delaware limited partnership (“PL Capital Plus LP”);

CUSIP No. 05990K106	Page 14 of 24 Pages

•	PL Capital Plus, LLC (“PL Capital Plus LLC”), a Delaware limited liability company and General Partner of PL Capital Plus LP;

•	John W. Palmer, as (1) a Managing Member of PL Capital, PL Capital Advisors, Goodbody/PL LLC, and PL Capital Plus LLC and (2) an individual; and

•	Richard J. Lashley, as (1) a Managing Member of PL Capital, PL Capital Advisors, Goodbody/PL LLC, and PL Capital Plus LLC and (2) an individual.

This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP;

(3)	shares of Common Stock held in the name of PL Capital Plus LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital Plus LLC: the General Partner of PL Capital Plus LP; and (B) PL Capital Advisors: the investment advisor for PL Capital Plus LP;

(4)	shares of Common Stock held by Mr. Palmer as an individual; and

(5)	shares of Common Stock held by Mr. Lashley as an individual in his Roth IRA account.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, PL Capital Plus LP, PL Capital Plus LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital Plus LP, PL Capital, Goodbody/PL LP, PL Capital Advisors, PL Capital Plus LLC and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors, PL Capital Plus LLC and Goodbody/PL LLC.

CUSIP No. 05990K106	Page 15 of 24 Pages

(d)            During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.                                        Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 2,377,419 shares of Common Stock of the Company acquired at an aggregate cost of $25,850,738.

From time to time, members of the PL Capital Group may purchase Common Stock on margin provided by Goldman Sachs & Co.(“Goldman Sachs”) on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no members of the PL Capital Group have margin loans outstanding secured by Common Stock.

The amount of funds expended by Financial Edge Fund to acquire the 1,124,909 shares of Common Stock it holds in its name is $12,035,843.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Financial Edge Strategic to acquire the 466,134 shares of Common Stock it holds in its name is $5,029,073.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Focused Fund to acquire the 212,200 shares of Common Stock it holds in its name is $2,259,384.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Goodbody/PL LP to acquire the 528,676 shares of Common Stock it holds in its name is $5,906,513.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by Goldman Sachs.

CUSIP No. 05990K106	Page 16 of 24 Pages

The amount of funds expended by PL Capital Plus LP to acquire the 35,000 shares of Common Stock it holds in its name is $507,520.  Such funds were provided from PL Capital Plus LP’s available capital and from time to time by margin loans provided by Goldman Sachs.

The amount of funds expended by Mr. Palmer to acquire the 500 shares of Common Stock he holds in his name is $5,405.  Such funds were provided from Mr. Palmer’s available personal funds.

The amount of funds expended by Mr. Lashley to acquire 10,000 shares of Common Stock he holds in his name is $107,000.  Such funds were provided from available funds in Mr. Lashley’s Roth IRA.

Item 4.                                        Purpose of Transaction

This is the PL Capital Group’s seventh amendment to its initial Schedule 13D filing.  In the aggregate, the PL Capital Group owns 4.8% of the Company’s Common Stock, based upon the Company’s outstanding shares as of July 28, 2016.  The PL Capital Group acquired the Common Stock because it believes the Common Stock is undervalued.  The PL Capital Group also has significant concerns and questions about the Company’s corporate governance practices and executive compensation plans.  PL Capital Group’s intent is to challenge the management and board of the Company to address these concerns and questions.  If needed, the PL Capital Group will assert its stockholder rights.

Due to an increase in the number of shares of Common Stock outstanding, the PL Capital Group’s aggregate percentage ownership in the Company is below 5%.  Therefore, the PL Capital Group is no longer required to file a Schedule 13D to report its holdings of Common Stock, and upon the filing of this amendment, the PL Capital Group, and each person that comprises the PL Capital Group, will cease to mandatorily report their holdings of Common Stock on Schedule 13D as long as their holdings do not exceed 5%.

On September 9, 2016, PL Capital Group Principal Richard Lashley sent a letter dated September 8, 2016 to Mr. Steven Sugarman, Chairman, President and CEO of the Company.  The letter expresses the PL Capital Group’s disappointment with the Banc of California board’s refusal to meet with Rich Lashley and John Palmer.  A copy of the letter is attached as Exhibit 9 to this amended Schedule 13D.  The September 8, 2016 letter includes a number of attachments including: (1) a May 20, 2016 letter from Richard Lashley to Steven Sugarman requesting a meeting with the board of Banc of California and a listing of topics and concerns to be discussed; (2) a Bloomberg article dated September 7, 2016 titled “CEO Helps Brother, Again, With $100 Million Soccer Stadium Deal”; (3) a LA Times article dated August 23, 2016 titled “Banc of California snags naming rights for L.A. Football Club stadium”; (4) a letter dated August 31, 2016 to Richard Lashley from the Company board’s special counsel; (5) a Superior Court of New Jersey court order dated June 12, 2015 regarding an Order to Quash Subpoena in Part; and (6) selected pages from the transcript of the court proceeding relating to the aforementioned Order to Quash Subpeona in Part.

CUSIP No. 05990K106	Page 17 of 24 Pages

A chronological history of the PL Capital Group’s prior material correspondence with the Company is provided below:

•	On December 10, 2015, Richard Lashley, on behalf of the Financial Edge Fund, sent a letter dated December 8, 2015 to Mr. John C. Grosvenor, Executive Vice President, General Counsel, and Corporate Secretary of the Company. The letter contains a shareholder proposal on “majority voting” to elect directors in an uncontested election, for inclusion in the Company’s proxy statement under Rule 14a-8 of the Securities Exchange Act of 1934. A copy of the letter is attached as Exhibit 8 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on December 15, 2015.

•	Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 30, 2015 to Mr. Chad Brownstein, Lead Director of the Company’s Board of Directors. A copy of the letter is attached as Exhibit 7 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 30, 2015.

•	Richard Lashley, a principal of the PL Capital Group, sent a letter dated November 2, 2015 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 5 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 3, 2015. On November 5, 2015, the PL Capital Group sent a correction regarding the comment that the Company was the 9th lowest of the entire peer group on the ratio of Price to TBV vs. ROTCE, clarifying that the Company is 9th lowest “for all banks and thrifts with ROTCE’s greater than 12%.” A copy of the correspondence making the clarification is attached as Exhibit 6 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on November 12, 2015.

•	Richard Lashley, a principal of the PL Capital Group, sent a letter dated August 18, 2014 to the Board of Directors of the Company. A copy of the letter is attached as Exhibit 4 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on August 19, 2014.

•	Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 27, 2014 to Mr. Steven Sugarman, President & CEO of the Company, and Mr. Chad Brownstein, Lead Director of the Company’s Board of Directors. A copy of the letter is attached as Exhibit 3 to the amended Schedule 13D, as filed with the Securities and Exchange Commission on July 1, 2014.

•	Richard Lashley, a principal of the PL Capital Group, sent a letter dated June 6, 2014 to Mr. Steven Sugarman, President & CEO of the Company, with a copy to Mr. Chad Brownstein, Lead Director of the Company’s Board of Directors. A copy of the letter is attached as Exhibit 2 to the initial Schedule 13D, as filed with the Securities and Exchange Commission on June 9, 2014.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.  In the future, members of the PL Capital Group may make additional purchases or sales of shares of Common Stock, although the PL Capital Group has no present intention of increasing PL Capital Group’s aggregate holdings above 9.999% of the Company’s outstanding Common Stock.  Members of the PL Capital Group may dispose of any or all the shares of Common Stock held by them.

CUSIP No. 05990K106	Page 18 of 24 Pages

Item 5.                                        Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon 49,563,203 outstanding shares of Common Stock as of July 28, 2016.  This amount is based upon the number of outstanding shares reported as of July 28, 2016, in the Company’s Quarterly Report on Form 10-Q filed on August 4, 2016.

The PL Capital Group has made no transactions in the Common Stock within the past 60 days of the date of this filing, as noted below:

(A)	Financial Edge Fund

(a)-(b)            See cover page.

(c)	Financial Edge Fund made no purchases or sales of Common Stock during the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the General Partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund over the shares of Common Stock that Financial Edge Fund holds.

(B)	Financial Edge Strategic

(a)-(b)            See cover page.

(c)	Financial Edge Strategic Fund made no purchases or sales of Common Stock during the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 05990K106	Page 19 of 24 Pages

(C)	Focused Fund

(a)-(b)            See cover page.

(c)	Focused Fund made no purchases or sales of Common Stock during the past 60 days.

(d)	Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)            See cover page.

(c)	Goodbody/PL LP made no purchases or sales of Common Stock during the past 60 days.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)	PL Capital Plus LP

(a)-(b)            See cover page.

(c)	PL Capital Plus LP made no purchases or sales of Common Stock during the past 60 days.

(d)	PL Capital Plus LLC is the general partner of PL Capital Plus LP. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Plus LLC, they have the power to direct the affairs of PL Capital Plus LP. Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of PL Capital Plus LP. Therefore, PL Capital Plus LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Plus LP.

CUSIP No. 05990K106	Page 20 of 24 Pages

(F)            PL Capital

(a)-(b)            See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(G)            PL Capital Advisors

(a)-(b)            See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)	PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Goodbody/PL LP and PL Capital Plus LP. Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors. Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund, Goodbody/PL LP and PL Capital Plus LP.

(H)            Goodbody/PL LLC

(a)-(b)            See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 05990K106	Page 21 of 24 Pages

(I)            PL Capital Plus LLC

(a)-(b)            See cover page.

(c)            PL Capital Plus LLC has made no purchases or sales of Common Stock directly.

(d)	PL Capital Plus LLC is the general partner of PL Capital Plus LP. Because Messrs. Palmer and Lashley are the Managing Members of PL Capital Plus LLC, they have the power to direct the affairs of PL Capital Plus LP. Therefore, PL Capital Plus LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Plus LP.

(J)            Mr. John W. Palmer

(a)-(b)            See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock during the past 60 days.

(K)            Richard J. Lashley

(a)-(b)            See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund, Goodbody/PL LP and PL Capital Plus LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any. With respect to PL Capital Plus LP, PL Capital Plus LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to this amended Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

CUSIP No. 05990K106	Page 22 of 24 Pages

Exhibit No.	Description

1	Joint Filing Agreement – filed herewith

2	Letter to Mr. Sugarman dated June 6, 2014*

3	Letter to Mr. Sugarman and Mr. Brownstein dated June 27, 2014*

4	Letter to the Board of Directors dated August 18, 2014*

5	Letter to Mr. Sugarman dated November 2, 2015*

6	Correspondence to Mr. Grosvenor dated November 5, 2015*

7	Letter to Mr. Brownstein dated November 30, 2015*

8	Letter to Mr. Grosvenor dated December 8, 2015*

9	Letter to Mr. Sugarman dated September 8, 2016 (sent September 9, 2016) – filed herewith
_________________
*Filed previously

CUSIP No. 05990K106	Page 23 of 24 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            September 9, 2016

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 05990K106	Page 24 of 24 Pages

PL CAPITAL PLUS FUND, L.P. By: PL Capital Plus, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL PLUS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley